Mail Stop 3561

March 28, 2007

Cory Heitz, Chief Executive Officer
MH&SC, Incorporated
3505 Castlegate Ct.
Lexington, KY 40502

> **Re: MH&SC, Incorporated**
> **Registration Statement on Form SB-2**
> **Filed March 1, 2007**
> **File No. 333-141010**

Dear Mr. Heitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 7

1. Please revise to discuss the following risks:
    - The lack of a trading market and the resulting illiquidity of your shares;
    - Your limited operating history and your accumulated deficit; and
    - Any anti-takeover provisions in your bylaws or certificate of incorporation, including the blank-check preferred stock provision discussed on pages 17-18.

Because our common stock is considered a penny stock, …page 9

2. Expand the disclosure to provide more details concerning the restrictions on sale of your common stock as a penny stock. In this regard, consider discussing that:

- Commission rules impose additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors,

- For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale, and

- The rule may affect the ability of broker-dealers to sell the securities and also may affect the ability of purchasers of the shares to sell the shares in the secondary market.

Selling Shareholders, page 11

3. Please revise the right-hand column heading to state that you are showing the amount to be offered by each selling stockholder in the offering.

4. Please describe the terms of the transaction in which the selling stockholders acquired their shares. Please also file the purchase agreement as an exhibit to the next amendment.

5. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Suwanee Realty Company, Inc. and Miller and Miller AC.

Plan of Distribution, page 12

6. Please confirm that you have informed the selling shareholders of their duties and obligations pursuant to Regulation M, specifically Rule 102, with respect to the distribution of the securities being registered pursuant to the registration statement. In addition, please confirm that any prospective "distribution participant," as the term is defined under Regulation M, will be informed of such duties and obligations.

Directors, Executive Officers, Promoters, and Control Persons, page 14

7. Please revise to briefly summarize each person's business experience in paragraph form, rather than in the lengthy bullet-format that you currently use. In addition, please briefly describe the type of business conducted by each entity, if it is not clear from the business name.

Security Ownership of Certain Beneficial Owners and Management, page 16

8. Please revise to update the information as of the latest practicable date. Refer to Item 403 of Regulation S-B.

Description of Business, page 18

9. Discuss the importance and duration of any material patents, trademarks and licenses held. See Item 101(b)(7) of Regulation S-B.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview, page 23

10. We note your statement that "[m]ore than 19 million North American adults have some form of incontinence." In this regard, disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

Results of Operations, page 23

11. Please revise to limit your discussion of the Results of Operations for My Health and Safety Supply Co, LLC to the period subsequent to October 26, 2006. Accordingly, please remove the discussion of the pro forma financial information for My Health and Safety Supply Co, LLC for the years ended December 31, 2006 and 2005.

Liquidity and Capital Resources, page 25

12. Please revise your discussion to include the following:

- Your disclosure should describe the sources of short-term funding and circumstances that are reasonably likely to affect those sources of liquidity; and

- Since it appears that a material deficiency in liquidity is likely to exist, please indicate the course of action taken or proposals to take to remedy the deficiency, or state that you are currently unable to address the deficiency.

Description of Property, page 25

13. Please file the sublease as an exhibit to this registration statement, or advise us.

Certain Relationships and Related Transactions, page 25

14. Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.

15. We note that Note 4 to your Financial Statements discloses that several of your related party transactions resulted in debts owed to related parties which were converted into equity. Please augment your disclosure here to include these conversions and provide details as to any securities that were issued.

16. Currently, your disclosure concerning the monies owed Timothy Faust is difficult to follow. Please revise to provide a chronological discussion and clearly disclose the total amount that is presently due Mr. Faust.

Call Option, page 26

17. We note that your call option agreement states that the price per share under the agreement is $.13 and the aggregate price for all 1,000,000 shares is $130,000 less any cash contributions. Please clarify your disclosure to reflect these call prices and state when the call option expires.

Executive Compensation, page 29

18. Please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive and director compensation and related person disclosure. Refer to Securities Act Release 8732A located on our website at www.sec.gov.

Financial Statements, page F-1

Pro Forma Financial Statements

19. Please revise to provide a pro forma statement of operations showing the effects of the acquisition of My Health and Safety Supply Company as if it had occurred on January 30, 2006. The pro forma financial statements should include the following:

   - A columnar format showing condensed historical statements for My Health and Safety Supply Co, LLC and MH & SC Inc., pro forma adjustments and a pro forma column;

   - A description of the adjustments you made to the pro-forma financial statements. Please provide notes for each adjustment presented that clearly explain the assumptions involved; and

   - The basic and diluted per share data, as applicable, for the both the historical and pro forma financial statements included in your columnar pro forma presentation.

   Refer to Item 310(d) of Regulation S-B.

My Health and Safety Supply Company, LLC Financial Statements

20. Please revise to present the interim financial statements for My Health and Safety Supply Company, LLC as of and for the nine months ended September 30, 2006 and the comparable period of the preceding fiscal year.   Refer to Item 310(b) of Regulation S-B.

MH & SC, Inc. Consolidated Financial Statements

Consolidated Statement of Changes in Stockholders' Equity, page F-4

21. Please tell us how you determined the fair value of the shares you issued to acquire My Health and Safety Supply Company, LLC and the basis in GAAP for your methodology. Specifically, please tell us why the fair value of your common stock decreased from $0.10 per share for share issuances from June to September 2006 to $0.03 per share on the date of your acquisition. Please be detailed in your response.

Consolidated Statements of Cash Flows, page F-5

22. We note that you classify changes in related party payables within operating activities in your statements of cash flows. Citing relevant accounting guidance, please tell us why these amounts should be classified in operating activities as opposed to financing activities.

Notes to Consolidated Financial Statements, page F-6

Note 7 – Provision for Income Taxes, page F-14

23. Please revise to disclose the components of the net deferred tax liabilities or assets recognized on your balance sheet including the amount of valuation allowance recognized for deferred tax assets and including the amounts and expiration dates of operating loss carryforwards. In addition, please disclose a reconciliation of the statutory tax rate to the effective tax rate for the period presented. Refer to paragraphs 43, 47 and 48 of SFAS No. 109.

Note 8 – Acquisition of My Health and Safety Supply Company, LLC, page F-14

24. Please revise to include the following:

- the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill;

- the period for which the results of operations of My Health and Safety Supply Company, LLC are included in the income statement of the combined entity;

- a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of My Health and Safety Supply Company, LLC at the acquisition date; and

- the amount of goodwill that is expected to be deductible for tax purposes, if any.

Refer to paragraphs 51 through 57 of SFAS 141.

25. Please revise to remove your pro forma consolidated statements of operations for the year ended December 31, 2005 since you were incorporated on January 30, 2006, and therefore, did not report any results of operations in 2005.

Note 9 – Subsequent Event, page F-15

26. Please revise to disclose how you financed the payment of the $75,000 note payable to the former members of My Health and Safety Supply Company, LLC.

Other Expenses of Issuance, page 33

27. Please complete this section with estimates of all of the expenses in your next amendment. You should be able to determine substantially all of this information at this time.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Ruggiero, Accountant, at (202) 551-3331 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551- 3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael T. Williams, Esq.
        Williams Law Group, P.A.